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Thomas M Fanelli

Marketing & Product Leader

San Francisco Bay Area · See 500+ connections ·

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 Aptly

Florida SouthWestern State College

About

Driven, highly accomplished global product and marketing expert with extensive experience in both small, innovative startups and large enterprise organizations. Develop and lead globally dispersed marketing and product teams. Lead companies through reorganizations and periods of change and challenge. R   ... see more



Activity

2,391 followers

 **Personalization vs Privacy: The Biggest Challenge Facing Marketers**
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 **5 Examples of Remarkable Content Marketing in Action**
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 **How Marketing AI Will Transform Your Lead Generation (and Conversion)**
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 **How Your Business Benefits from Including Sustainability In Your...**
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Experience

CMO

Aptly

Feb 2018 – Present · 1 yr 5 mos

San Francisco Bay Area

Aptly is multifamily's first CRM powered by artificial intelligence designed to optimize the resident experience, streamline communication and make property management teams more efficient. Aptly unifies resident and property data into one actionable, shared workspace. The result is increased productivity, smarter/faster resident interaction and more converted leads.

Aptly was founded in 2017 by a team of property tech SaaS entrepreneurs who built and scaled single family's first cloud property management platform. Working with leading brands in both single and multifamily real estate, the Aptly team has in-depth industry knowledge ... See more

Founder

Convesio

Dec 2018 – Present · 7 mos

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WordPress websites.

Convesio was founded in 2018 to provide agencies and enterprises a platform for h... See more

VP Product Management, Small Business Services
Deluxe Corporation
Sep 2014 – Feb 2018 · 3 yrs 6 mos
San Francisco Bay Area

Lead organization through transformative time by rationalizing product strategy, breaking down product silos, and unifying disparate products and services. Responsible for small business products in wholesale, direct, and partner channels, accountable for top line revenue, adoption, and gross profit margins across product lines.... See more

RealPage, Inc.
5 yrs

Senior Vice President, Consumer Marketing
Jun 2012 – Sep 2014 · 2 yrs 4 mos
San Francisco Bay Area

• Lead MyNewPlace.com a consumer driven rental search site with over 4 Millions visits per month.

• Developed marketing services team providing SEO, SEM, conversion optimization... See more

Vice President, Marketing Services | LeaseStar
Jan 2012 – Jun 2012 · 6 mos
San Francisco Bay Area

• Developed marketing services team providing SEO, SEM, conversion optimization, analytics, and social marketing to our customers.

• Developed marketing services team for custom and template driven website desi... See more

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Vice President of Marketing
Propertyware, Inc.
Mar 2009 – Nov 2009 · 9 mos
San Francisco Bay Area

• Oversaw all aspects of company and product marketing including both online and offline.

• Managed all SEO, SEM, and social marketing campaigns.
... See more

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Education

Florida SouthWestern State College
Music
1995 – 1997

Unity Gain Recording Institute
Audio Recording and Engineering
1995 – 2011
Activities and Societies: Audio Engineer Society

Barry University
2000 – 2001

       
Hurricane Distaster Relief
American Red Cross
Jan 1996 – Dec 1998 • 3 yrs
Disaster and Humanitarian Relief

Skills & Endorsements

Online Marketing · 99+

Endorsed by **Rich Leibfried and 9 others who are highly skilled at this**

SEO · 99+

Endorsed by **Taylen Peterson and 1 other who is highly skilled at this**

Marketing · 93

Endorsed by **Barbara King and 3 others who are highly skilled at this**

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